Mail Stop 4561   April 24, 2008

Gregory J. McManus
Chief Financial Officer
Capmark Financial Group Inc.
411 Borel Avenue, Suite 320
San Mateo, CA 94402

          Re: **Capmark Financial Group Inc.**
                  Form S-1
                  Filed March 28, 2008
                  File No. 333-149970

Dear Mr. McManus:

          We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

          1.   Please confirm to the staff that neither Capmark, nor Goldman Sachs, nor
                  any of their affiliates exchanged any of the Notes listed on the Prospectus
                  cover page pursuant to the Registration Statement declared effective
                  March 26, 2008. In addition, confirm that neither Capmark, nor Goldman
                  Sachs, nor any of their affiliates has engaged in any market making
                  activities from March 28, 2008 through the date of this letter.

Summary Historical Consolidated Financial and Other Data, page 18

2. Please revise to disclose why you exclude acquired non-performing loans in your "non-performing assets" ratios as disclosed in note 11. Additionally, please revise to present the corresponding ratios which include acquired non-performing loans.

Risk Factors

General

3. Your introductory paragraph implies that you have disclosed some, but not all, of the risks associated with investing in the notes. Please revise to delete this language. You must disclose all risks that you believe are material at this time.

4. The purpose of the risk factors section is to discuss the most significant factors that make investing in the security speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references throughout this section to the company's inability to offer assurances as to certain aspects of the company's business. For example, you state that you cannot assure investors that your hedging activities will effectively mitigate certain market risks inherent in your business operations. Instead of stating the company's inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

5. You disclose on page 145 that approximately 87% of the company's assets in its Asian Operations segment are located in Japan and that the segment's Japanese operations accounted for approximately 81% of the segment's total revenue in 2007. Thus, it appears that the company is vulnerable to a Japanese economic slowdown. Please consider addressing this risk in the risk factors section.

Changes in prevailing interest rates …, page 26

6. This risk factor explains that a change in interest rates could result in a margin call under cash collateral accounts maintained in connection with certain hedging transactions. Please revise to briefly define that term and explain the effects of a margin call so that investors may better understand and appreciate the risk being described.

LIHTC Yield Guarantees, page 52

7.   Please revise to explain why the fair value of the LIHTC yield guarantees
        was so much greater than their carrying value immediately prior to the
        sponsor transactions.

Impact of LIHTC Operations, page 66

8.   Please tell us how you determined it was appropriate to record the charge
        for your LIHTC guarantee on a net basis with "Structuring Fees and
        Investment Syndication Income" as noninterest income.

9.   Please consider revising to include a quantified example how a typical
        LIHTC transaction impacts your financial statements at the inception of a
        transaction and thereafter. Specifically describe how the liability for
        affordable housing guarantees is measured at inception and reduced
        thereafter, how guarantee costs are recognized and how investment tax
        credits are recognized and delivered to investors.

10.   Please revise to disclose how you estimate the amount of the guarantee
        liability that will be used to cover estimated guarantee costs and the
        amount that will be amortized into future income.

Results of Operations, page 71

General

11.   We note you provide an analysis of your results of operations for the
        periods presented by segment, except for the Corporate and Other
        segment. We also note that this segment had a material affect on your
        financial results. Therefore, please revise to include an analysis of the
        results of operations for the Corporate and Other segment for the periods
        presented.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 72

12.   Due to the significance of the charge taken in 2006 related to the loan to a
        joint venture in Germany, please revise to provide additional details
        regarding the underwriting of the loan (date originated, total amount of
        loan, LTV, collateral, etc.) and the facts and circumstances that led to the
        loan loss provision for $46 million. Please revise to discuss the ultimate
        resolution of this loan, i.e., the subsequent collection or charge-off of the
        loan.

Management's Discussion and Analysis …, page 88

> 13.   Please revise to clarify management's reasoning for reclassifying approximately $4.5 billion of loans as held for investment.

Liquidity and Capital Resources, page 98

> 14.   Noting the significant exposure and potential impact on the company's near- and long-term liquidity resulting from the recent limitations in the availability of repurchase financing and its ability to sell loans or securitize, consider the need to add a "Recent Developments" section to briefly discuss any adverse effects on liquidity, capital resources and revenues resulting from these or other items since December 31, 2007.

> 15.   Please revise to expand your disclosure regarding your deposit liabilities. For example, please address the following:
>
>   a.   Disclose the underlying reasons why/how you increased your deposit liabilities by $2.6 billion from December 31, 2006 to December 31, 2007.
>
>   b.   Discuss target levels for deposits.
>
>   c.   Discuss your strategy related to brokered deposits.
>
>   d.   Discuss the risk associated with the brokered deposit market.
>
>   e.   Discuss how you will replace this funding should you not be able to rollover your brokered deposits.

Secured Funding, page 105

> 16.   Please disclose whether any of your lenders under your repurchase agreements initiated margin calls as a result of declining collateral value in 2007.

Guarantees and Off-Balance Sheet Transactions, page 110

> 17.   Revise to make the disclosures required by Item 303(a)(4)(i)(C) of Regulation S-K, specifically with regard to the first clause of the requirement.

Business

Asian Operations

Acquisition of Non-Performing and Under-Performing Loans, page 145

18.   Please disclose in note (1) to the table the loans' outstanding principal
        balance at the time of acquisition.

Management, page 161

General

19.   Although you identify certain directors as being independent for purposes
        of serving on the board's audit committee, it is unclear whether other
        board members are considered independent for purposes other than
        serving on the audit committee. Please identify each director that is
        independent, noting the independence standards used. Refer to Instruction
        2 to Item 407(a) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 168

20.   Please confirm that no person who served as a member of the
        compensation committee during the last completed fiscal year fell within
        the category of persons identified in Item 407(e)(4)(i) of Regulation S-K.

Director Compensation

Reimbursement of Business Expenses, page 170

21.   You disclose that you reimburse non-employee directors for certain
        expenses relating to their board service. Please include these amounts in
        the All Other Compensation column of the Director Compensation Table.
        Include a footnote detailing the amounts reimbursed pursuant to the
        company's policy. Refer to Item 402(k)(2)(vii) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis, page 172

General

22.   Please discuss whether the Executive Development and Compensation
        Committee seeks to maintain any relationship among the various elements

of compensation and whether the committee's decisions regarding one element of compensation impacts its reasoning with regard to other elements of compensation. Refer to Item 402(b)(1)(vi) of Regulation S-K. For example, please discuss how the size of the change-in-control payments impacted current compensation decisions or how the size of equity awards impacted cash incentive payments.

Summary Compensation Table, page 177

23.   Please advise us as to why you have excluded from the column All Other Compensation the payment to Mr. Baio for his 400,000 shares of the company's common stock.

Potential Payments Upon Termination or Change in Control, page 186

24.   Revise this section to discuss how it was determined that the size of the termination and change-in-control payments was appropriate. Refer to Item 402(j)(3) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 188

General

25.   Please provide the information required by Item 404(b) of Regulation S-K.

26.   Please confirm that no discounted loans have been made to officers and directors or their family members.

Description of the Notes

Optional Redemption, page 210

27.   You disclose that the floating rate notes may be redeemed on or after November 10, 2008 and that the fixed rate notes may be redeemed at any time after issuance. Please describe how early redemption may affect an investor's investment in the notes (i.e., call risk). Consider including a similar discussion in the risk factors section.

Consolidated Financial Statements

General

28.   Please revise to disclose the facts and circumstances related to your transfer of $257 million in securities from trading to available for sale during 2005.

29.   Please tell us how you determined push down accounting is appropriate considering that less than 80% of the voting interests of the registrant were acquired. Please identify the authoritative guidance on which you relied in making your determination that push down was appropriate, and provide us with your analysis of that guidance. Clearly address how you considered EITF D-97.

Consolidated Balance Sheet, page F-4

30.   Please tell us how you determined the line item "Real Estate Syndication Proceeds" is an accurate title considering it includes amounts other than proceeds from real estate syndications. Alternatively, please revise to reclassify amounts that do not represent proceeds from real estate syndications to a different line item.

Consolidated Statement of Income, page F-5

31.   If you are able to support the use of push down accounting, please revise to present the periods in which you use a historical basis of accounting on a separate page as compared to the periods in which you use a blended basis as a result of your push down accounting.   Alternatively, please separate the predecessor columns from the successor columns with a thick black line.

Consolidated Statement of Changes in Stockholders' Equity, page F-6

32.   Please tell us and briefly disclose in your footnotes why you recorded the dividend paid to your parent in 2006 as a reduction of Capital Paid in Excess of Par Value instead of Retained Earnings.

Note 1. Organization and Operations, page F-10

33.   Please revise to describe how the capital maintenance agreement with the FDIC will affect your financial condition and future operating performance. For example, disclose how the agreement will affect your

> long-term strategies, future growth plans, potential variability of your earnings and cash flows, etc.

Note 3. Basis of Presentation and Significant Accounting Policies, page F-13

General

34.   Please revise to more clearly disclose how you measure and recognize low-income housing tax credits in your financial statements. Additionally, disclose the specific line items in which the amounts are presented.

Business Combination, page F-14

35.   You state on page 52 that the column for "Push Down Adjustments" on page F-15 includes adjustments unrelated to push down accounting (cash from the issuance of shares of common stock, capitalized debt issuance costs, etc.). If you are able to support your use of push down accounting, please revise to have a separate column for adjustments unrelated to the push down accounting.

Operations Held for Sale, page F-15

36.   Please tell us how you analyzed and determined that the portion of the affordable housing platform sold in 2007 did not have operations and cash flows that could be clearly distinguished from the rest of the company. Additionally, tell us if you have any significant continuing involvement in the operations of the affordable housing platform after the disposal. Refer to paragraph 41 of SFAS 144.

Valuation and Impairment of Mortgage Servicing Right, page F-22

37.   Please tell us how your policy of recognizing originated mortgage servicing rights based upon their relative estimated fair value when the related loans are sold is consistent with the guidance in paragraph 10a and 13 of SFAS 140 which requires servicing to be initially measured at fair value.

Liability for Low-Income Housing Tax Credit Guarantees, page F-22

38.   Please revise to provide a roll forward of the balance in the "Real Estate
        Syndication Proceeds" line item for all periods presented and describe
        where each amount in the roll forward is presented in the statement of
        cash flows.

39.   Please revise here or in MD&A to provide a detailed breakdown by nature
        (proceeds received, liability for LIHTC guarantee, etc.) of amounts
        recorded in the "Real Estate Syndication Proceeds" line item.

Loans Held for Investment, page F-25

40.   Please revise to disclose, if true, that you have the intent and ability to
        hold for the foreseeable future or until maturity or payoff all loans held for
        investment. If you are unable to make this assertion, please tell us how
        your classification is consistent with the guidance in paragraph 6 of SFAS
        65 and paragraph .08a of SOP 01-6.

Equity Instruments, page F-25

41.   Please revise to disclose how you assess whether a loss in value of an
        equity method investment is other than a temporary.

Note 4. Investment Securities, page F-31

42.   Please revise to significantly expand your disclosure regarding how you
        determined that the unrealized losses related to beneficial interests in
        CMBS, ABS and CDO's are not other-than-temporary. For example,
        provide additional discussion of the "unfavorable market conditions,"
        when and why you believe market conditions will recover and provide
        information about the credit analysis you performed. The information you
        provide should allow an investor to understand the scope and nature of the
        procedures performed and how the results of this analysis allowed you to
        conclude that the impairment was not other-than-temporary. Refer to 17.b
        of FSP Nos. FAS 115-1 and FAS 124-1. If true, please revise to confirm
        that you expect to collect the full contractual amounts on these debt
        securities.

Note 5. Loans Held for Sale, page F-35

43.	Please revise to explain the specific reasons why your intent and/or ability to hold the $4.5 billion of transferred loans to maturity changed during the 3rd and 4th quarters of 2007.

44.	Please tell us how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff. Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans.

45.	On the date of transfer, please tell us how you determined the foreseeable future as defined by the applicable literature, and specifically tell us the length of time that was the foreseeable future. Specifically tell us the factors and evidence you considered to support your determination.

46.	Please tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, do you believe you can transfer the loans back to held for sale as soon as the markets recover?

47.	Please tell us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale.

48.	Please provide us detailed information regarding your methodology to determine fair value of the loans on the transfer date.

Loans Held for Investment, page F-37

49.	Please revise to provide a tabular bifurcation of your loan portfolio and the roll forward of your allowance for loan losses between SOP 03-3 loans and non SOP 03-3 loans.

Note 13. Variable Interest Entities

CMBS Securitization Trusts, page F-52

50.	Please tell us whether you provide liquidity support and/or have purchased assets from special purpose entities established related to collateralized debt obligation transactions. If you have, tell us the facts and circumstances related to this activity and how you considered this in your determination of whether or not to consolidate the entities.

51.   You disclose that assets in trusts in which you are <u>not</u> considered the primary beneficiary are reported as loans held for investment in the consolidated balance sheet. Please tell us the authoritative guidance on which you rely to consolidate these assets.

Note 15. Income Taxes, page F-53

52.   Please revise your disclosure on page F-57, to confirm, if true, that the basis for reporting the valuation allowance against your deferred tax assets is to the extent you believe it is "more likely than not" the operating results of the affected tax entities will not be sufficient to allow for realization of the deferred tax assets. Refer to paragraph 17 of SFAS 109.

Note 18. Derivative Instruments, page F-64

53.   With a view toward providing greater transparency in your filing, please revise to disclose the notional and fair value amount of your derivatives by accounting designation (economic, cash flow hedge, fair value hedge, etc.) and type. For credit derivatives, clearly identify the extent to which the balances represent protection purchased or protection sold and discuss the purpose of these derivatives.

Note 24. Comprehensive Income, page F-78

54.   Please revise to clarify the difference between the "net unrealized holding (losses) gains arising during the period" and "net unrealized (loss) gain on investment securities and derivative instruments" line items in your comprehensive income table.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Gregory J. McManus
Chief Financial Officer
Capmark Financial Group Inc.
Page 12

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at 202-551-3583 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

cc: By fax (212) 455-2502
        Maripat Alpuche, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954